Exhibit 99.1

13 December 2021

Midatech Pharma PLC

(“Midatech” or the “Company”)

Investigational New Drug Application for Study of MTX110

in Recurrent Glioblastoma (GBM) Becomes Effective

Midatech Pharma PLC (AIM: MTPH; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, is pleased to announce that its Investigational New Drug (IND) application for a Phase 1 study of MTX110, a panobinostat complex to be administered by convection enhanced delivery in patients with recurrent glioblastoma multiforme (rGBM), has been cleared by the US FDA. The 30-day review period has expired and the IND has been judged safe to proceed. Accordingly, Midatech has initiated preparations for a study start in the first half of 2022.

Employing the Company’s MidaSolve™ technology, MTX110 solubilises panobinostat, a histone deacetylase (HDAC) inhibitor currently used in the treatment of multiple myeloma. In a liquid formulation as MTX110, panobinostat can be delivered directly to a patient's tumour under constant pressure via a catheter system (Convection Enhanced Delivery, or "CED") thereby bypassing the blood-brain barrier and allowing for high drug concentrations and broader drug distribution in and around the tumour while simultaneously minimising systemic toxicity and other side effects. Panobinostat has demonstrated high potency against patient-derived tumour cells in in vitro and in vivo models.

GBM is the most common and aggressive form of brain cancer in adults, usually occurring in the white matter of the cerebrum. Treatments include radiation, surgical resection and chemotherapy although, in almost all cases, tumours recur. There are approximately 2-3/100,000(1) diagnoses of GBM per annum. Survival with standard of care treatment ranges from approximately 13 months in unmethylated MGMT patients to approximately 30 months in highly methylated MGMT patients(2). Glioblastoma is an intractable brain cancer.

The primary objective of the Phase I study will be to assess the safety and tolerability of MTX110 in patients with rGBM. The study is expected to include two clinical centres in the US and to begin recruiting H1 2022.

Dmitry Zamoryakhin, Chief Scientific Officer of Midatech, said:

“Our solubilising technology in combination with a CED system offers the potential to deliver significantly higher doses of panobinostat, a potent HDAC inhibitor, directly to the tumour. Importantly, this targeting approach is designed to limit systemic circulation of drug and therefore toxicity. This signal finding Phase I study could point the way to a new treatment paradigm for this intractable brain cancer.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

1.	American Association of Neurosurgeons

2.	Radke et al (2019). Predictive MGMT status in a homogeneous cohort of IDH wildtype glioblastoma patients. Acta Neuropathologica Communications 7:89 Online: https://doi. org/10.1186/s40478-019-0745-z

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO Dmitry Zamoryakhin, CSO
Tel: +44 (0)29 2048 0180
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
Rupert Dearden (Corporate Broking)
Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker / James Pope (Corporate Broking) Tel: +44(0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Maxwell Colbert Tel: +1 (646) 653 7028 Email: mcolbert@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, , any payments that may be received, the success of the research collaboration in developing novel products, the strategic review and formal sale process.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.